Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX” or the “company”)

CHANGE IN ASSOCIATES’ HOLDINGS OF THE COMPANY’S SECURITIES

Shareholders are advised that on 27 February 2017 Keighley Trust, an associate of Charles Tasker (a director of MiX), transferred 900 000 MiX shares to Charles Tasker at a price of R3.60 per share (for a total value of R3 240 000.00) thus changing the nature of his interest in the 900 000 MiX shares from indirect beneficial to direct beneficial.

Keighley Trust transferred a further 2 428 154 MiX shares on 27 February 2017 to Charles Tasker’s wife, Carol Tasker, an associate of Charles Tasker at a price of R3.60 per share (for a total value of R8 741 354.40), resulting in Charles Tasker having no interest in the 2 428 154 MiX shares.

The transactions were conducted off‑market and clearance to deal was obtained.

1 March 2017

Sponsor